

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2012

<u>Via E-Mail</u>
Mr. John De Meritt
President and Chief Executive Officer
Francesca's Holdings Corporation
3480 W. 12th Street
Houston, TX 77008

     Re: Francesca's Holdings Corporation
              Form 10-K for the Fiscal Year Ended January 28, 2012
              Filed March 21, 2012
              File No. 001-35239

Dear Mr. De Meritt:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Melissa N. Rocha for

                        Tia L. Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel, and
                        Mining